1095 Avenue of the Americas
New York, NY 10036
Peter M. Carlson
Executive Vice President &
Chief Accounting Officer
April 9, 2010
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-15787
Dear Mr. Rosenberg:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated March 29, 2010 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”).
In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.
With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:
•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

•	Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

•	Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

•	Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

•	Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.
Management Response:
The Company accounts for transactions involving sales of securities under agreements to repurchase (“repurchase agreements”) as collateralized financing transactions. There were no repurchase agreements entered into by the Company for the three years ended December 31, 2009 that were accounted for as sales in the Company’s consolidated financial statements.
For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.
Management Response:
As discussed in Note 11, Long-term and Short-term Debt, in Notes to the Consolidated Financial Statements of the Company’s 2009 Form 10-K, MetLife Bank, N.A. (“MetLife Bank”) is a member of the Federal Home Loan Bank of New York (“FHLB of NY”). As a member of FHLB of NY, MetLife Bank has entered into certain agreements categorized as repurchase agreements in exchange for cash and has granted FHLB of NY a blanket lien on certain of MetLife Bank’s residential mortgages, mortgage loans held-for-sale, commercial mortgages and mortgage-backed securities to collateralize obligations under the repurchase agreements.

The quarter-end balance, average quarterly balance (calculated based on month-end balances) and maximum balance at any month-end for each of the past three years relating to these agreements is as follows (in millions):

	Quarter-end	Average	Maximum
Quarter-end	Balance	Quarterly Balance	Month-end Balance

3/31/07	$1,088	$1,028	$1,088
6/30/07	$963	$1,007	$988
9/30/07	$1,013	$1,001	$1,013
12/31/07	$1,213	$1,113	$1,213
3/31/08	$1,212	$1,185	$1,212
6/30/08	$1,212	$1,226	$1,267
9/30/08	$1,987	$1,406	$1,987
12/31/08	$1,757	$2,166	$2,822
3/31/09	$3,812	$2,569	$3,812
6/30/09	$3,842	$3,288	$3,842
9/30/09	$2,382	$2,797	$2,592
12/31/09	$2,431	$2,219	$2,431
In August 2008, MetLife Bank acquired a mortgage origination and servicing business and increased its borrowings from FHLB of NY as a component of funding the business. Subsequent variances in quarter-end and average quarterly balances are the result of changes in funding requirements and the availability of alternative sources of short term funding.
In addition, certain of MetLife’s international businesses enter into repurchase transactions in the ordinary course of business which are accounted for as collateralized financings. The quarter-end balance, average quarterly balance (calculated based on month-end balances) and maximum balance at any month-end for each of the past three years relating to these agreements is as follows (in millions):

	Quarter-end	Average	Maximum
Quarter-end	Balance	Quarterly Balance	Month-end Balance

3/31/07	$20	$18	$20
6/30/07	$15	$15	$15
9/30/07	$21	$14	$21
12/31/07	$10	$12	$16
3/31/08	$0	$3	$0
6/30/08	$24	$20	$38
9/30/08	$42	$23	$42
12/31/08	$13	$14	$13
3/31/09	$0	$4	$0
6/30/09	$17	$5	$17
9/30/09	$14	$8	$14
12/31/09	$54	$31	$54
In addition, please tell us:
•	Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.
Management Response:
During the three years ended December 31, 2009, there were no securities lending transactions that the Company has accounted for as sales in its consolidated financial statements.
As discussed in Note 1, Business, Basis of Presentation and Summary of Significant Accounting Policies and Note 3, Investments, in Notes to the Consolidated Financial Statements of the Company’s 2009 Form 10-K, securities lending transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received.

•	Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.
Management Response:
The Company does not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that are accounted for as sales.
•	Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff — the general principle for offsetting — does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.
Management Response:
The Company has not offset financial assets and financial liabilities in its consolidated balance sheets where a right of setoff does not exist.
Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.
Management Response:
There were no repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets accounted for as sales.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.
Sincerely,
/s/ Peter M. Carlson
Peter M. Carlson